

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 9, 2010

Mr. G. Wilson Hughes
President
GCI, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503-2781

      Re: **GCI, Inc.**
             Registration Statement on Form S-4
             Filed March 26, 2010
             File No. 333-165734

      This is to advise you that we are conducting a limited review of the filing noted above for compliance with comments outstanding on your Form 10-K for the fiscal year ended December 31, 2009. Upon resolution of these comments, and the comments provided below, we will be in a position to address a request for acceleration of your registration statement.

General

1. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Cautionary Statement Regarding Forward-Looking Statements, page 25

2. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Compensation Discussion and Analysis, page 74

3. Please update your Compensation Discussion and Analysis section and the accompanying compensation tables to reflect the compensation awarded to the named executive officers of your parent, General Communication, Inc., as of December 31, 2009.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact Reid S. Hooper, Attorney-Adviser, at (202) 551-3359 or me at (202) 551-3257, with any questions.

Sincerely,

Celeste M. Murphy
Legal Branch Chief

cc: Steven D. Miller, Esq.
        Sherman & Howard L.L.C
        Via Facsimile: (303) 298-0940

Mr. G. Wilson Hughes
GCI, Inc.
April 9, 2010
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